EXHIBIT 11
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                        COMPUTATION OF EARNINGS PER SHARE

                                  Year Ended December 31,

                    1993      1992      1991      1990       1989      1988

Net Income      $   157,761$   136,705$   117,686$    36,684$   105,851$    97,721

Average Common
  Shares Outstanding 57,194,411 55,201,126 52,052,879 51,014,585 48,975,367 47,563,949

Stock options
 considered to be
 common stock
 equivalents, net
 of shares assumed
 to be repurchased
 under the treasury
 stock method, and
 convertible pre-
 ferred stock       479,647    609,684    740,146    340,929  1,835,067  3,285,578

Total stock and stock
  equivalents       57,674,058  55,810,810   52,793,025  51,355,514   50,810,434  50,849,527

Net income per common
  share                  $2.74       $2.44        $2.23       $0.71        $2.08       $1.92

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